EXHIBIT 99.1

Equinor ASA: Key information relating to proposed cash dividend for fourth quarter 2024

Key information relating to the proposed cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for fourth quarter 2024.

Cash dividend amount: 0.37

Announced currency: USD

Last day including rights: 14 May 2025

Ex-date Oslo Børs: 15 May 2025

Ex-date New York Stock Exchange: 16 May 2025

Record date: 16 May 2025

Payment date: 28 May 2025

Date of approval: the proposed cash dividend is subject to approval by the annual general meeting of Equinor ASA on 14 May 2025.

Other information: The cash dividend per share in NOK will be communicated 22 May 2025.

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act.